BP 4/16

09040656

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66976

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.E.S.A. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Fifth Avenue
(No. and Street)

New York, (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 31 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SEC Mail Processing Section
MAR
Washington, DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.E.S.A. Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President

Title

EVELYNE BUHLER
Notary Public, State of New York
No. 01BU6184622
Qualified in Kings County
Commission Expires April 7, 2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditors' Report on Internal Control Structure
[x] (p) Statement of Cash Flows

CORNICK, GARBER & SANDLER, LLP

Certified Public Accountants

M.E.S.A. SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

CORNICK, GARBER & SANDLER, LLP

Certified Public Accountants

Independent Auditors' Report

Board of Directors
M.E.S.A. SECURITIES, INC.

We have audited the accompanying statement of financial condition of M.E.S.A. SECURITIES, INC. as at December 31, 2008, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.E.S.A. Securities, Inc. as at December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 27, 2009

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

M.E.S.A. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2008

ASSETS

Cash	$ 949,048
Investments	25,000
Accounts receivable	17,361
Prepaid expenses and other current assets	15,266
Property and equipment (at cost, less accumulated depreciation of $61,673)	435,493
Deferred income taxes (net of $15,000 deferred tax liability)	15,000
TOTAL	$ 1,457,168

LIABILITIES

Accounts payable and accrued expenses	$ 238,159
Deferred revenue	286,250
Payroll taxes payable	165,952
Income taxes payable	37,554
Deferred rent	53,585
Total liabilities	781,500
Commitments	

SHAREHOLDERS' EQUITY

Common stock - No par value, 200 shares authorized; 20 shares issued	1,000
Additional paid-in capital	367,500
Retained earnings	307,168
Shareholders' equity	675,668
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,457,168

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

Advisory, consulting and placement fee income		$ 3,427,211
Expenses:		
Professional fees	$ 320,995	
Payroll	1,922,583	
Payroll taxes	76,784	
Travel and entertainment (net of $54,243 reimbursable expenses)	89,294	
Rent	269,369	
Insurance	96,434	
Supplies	51,223	
Utilities	18,605	
Repairs and maintenance	19,161	
Subscription and membership dues	57,856	
Depreciation	60,908	
Marketing	42,441	
Miscellaneous expenses	27,053	3,052,706
Operating income		374,505
Other income and (expenses):		
Interest income	3,377	
Interest expense	(2,571)	806
Income before income taxes		375,311
New York state and local income tax provision		37,000
NET INCOME		$ 338,311

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
Balance - December 31, 2007	20	$ 1,000	$ --	$ --	$ 1,000
Capital contributions			367,500		367,500
Net income				338,311	338,311
Dividends				(31,143)	(31,143)
Balance - December 31, 2008	20	$ 1,000	$ 367,500	$ 307,168	$ 675,668

M.E.S.A. SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net income	$ 338,311
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Depreciation	60,908
Deferred income tax benefit	(15,000)
Net change in asset and liability accounts:	
Accounts receivable	(17,361)
Prepaid expenses and other current assets	6,673
Accounts payable and accrued expenses	108,537
Deferred revenue	261,250
Deferred rent	53,585
Payroll taxes payable	166,651
Income taxes payable	38,329
Total adjustments	663,572
Net cash provided by operating activities	1,001,883
Cash flows from investing activities:	
Acquisition of property and equipment	(487,099)
Cash flows from financing activities:	
Capital contributions	367,500
NET INCREASE IN CASH	882,284
Cash - January 1, 2008	66,764
CASH - DECEMBER 31, 2008	$ 949,048
Supplementary disclosure of noncash investing activities:	
Investments received as compensation for advisory services	$ 25,000
Supplementary disclosure of noncash financing activities:	
Dividend applied to loan receivable from shareholder	$ 31,431
Supplementary disclosure of cash paid for:	
Income taxes	$ 13,671
Interest expense	$ 2,571

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2008

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies

Organization

M.E.S.A. Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the private placement of securities on a best efforts basis and the provision of consulting services. Revenue from consulting services is recognized as services are performed. Revenue from private placements is recognized when the transaction closes.

Summary of Significant Accounting Policies

Revenue Recognition

Revenue includes fees generated from advisory and consulting services and from private placement. Advisory and consulting fees are recognized ratably over the contractual period. Private placement revenue is recognized upon a consummated transaction.

Cash

The Company maintains cash balances at one financial institution. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 through December 31, 2009 and $100,000 thereafter.

Depreciation of Property and Equipment

Depreciation is computed on the straight-line method for financial accounting purposes and on accelerated methods for income tax purposes at rates which are designed to write off the assets over their estimated useful lives. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the lease.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from the estimates.

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2008

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has elected "S" Corporation treatment for both federal and state income tax purposes. As such, the Company's shareholders are taxed individually on the Company's earnings. The Company is subject to New York City corporation tax and state minimum corporate taxes at the Company level.

NOTE B - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of approximately $295,000 which was approximately $243,000 in excess of its required net capital of approximately $52,000. Under certain circumstances, withdrawals of capital may be restricted.

NOTE C - Property and Equipment

Property and equipment at December 31, 2008 are comprised of:

Cost:	
Computer equipment	$ 88,286
Office furniture	129,129
Leasehold improvements	279,751
Total	497,166
Less accumulated depreciation	(61,673)
Net	$435,493

Computer equipment and office furniture are depreciated over their estimated useful life of 5 years. Leasehold improvements are being depreciated over the remaining term of the lease.

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2008

NOTE D - Income Taxes

Income taxes on the statement of income are summarized as follows:

Currently payable:	
New York State	$ 1,000
New York City	51,000
Total	52,000
Net change in deferred income taxes	(15,000)
Total provision	$ 37,000

Significant temporary differences that give rise to deferred tax assets (liabilities) and the tax effects as of December 31, 2008 were as follows:

Deferred tax assets:	
Unearned revenue	$25,000
Deferred rent	5,000
Total deferred tax assets	30,000
Deferred tax liability:	
Depreciation	(15,000)
Net deferred tax asset	$15,000

NOTE E - Concentration of Risk

Three clients accounted for 63% of the Company's revenue in 2008, with the largest client accounting for 23% of the total.

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2008

NOTE F - Commitments

In December 2007, the Company entered into a lease agreement for office space in New York City to November 2014, which provides for periodic increases of minimum rent. Average annual rent under this lease is approximately $250,000.

At December 31, 2008, future annual payments under this lease are due as follows:

Year ended December 31:	
2009	$ 234,533
2010	243,914
2011	253,671
2012	263,817
2013	274,370
2014	260,697
Total	**$1,531,002**

Rent expense was approximately $269,000 for the year ended December 31, 2008.

NOTE G - Retirement Benefit Plan

The Company's 401(k) profit sharing plan provides for contributions by the Company of a discretionary matching percentage of the amount contributed by eligible employees. In addition, the plan provides for special discretionary contributions up to the maximum allowable as a deduction for income tax purposes. No contributions were made for the year ended December 31, 2008.

SCHEDULE 1

M.E.S.A. SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2008

Net Capital:		
Shareholders' equity before allowable credits or nonallowable assets		$ 675,668
Add: Discretionary liability (accrued officer's salary) net of income tax effect		127,610
Shareholders' equity before nonallowable assets		803,278
Nonallowable assets:		
Investments	$ 25,000	
Accounts receivable	17,361	
Deferred income taxes	15,000	
Prepaid expenses and other current assets	15,266	
Property and equipment	435,493	508,120
Net capital		295,158
Minimum net capital required		52,100
Excess net capital		$ 243,058
Capital Ratio:		
Ratio of aggregate indebtedness to net capital		3.22

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2008)

Excess net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 662,630
Adjustment to increase tax accrual	(15,954)
Adjustment to record deferred income tax asset	28,992
Balance - December 31, 2008	$ 675,668

SCHEDULE 2

M.E.S.A. SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS AT DECEMBER 31, 2008

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(2)(i) because it does not hold funds or securities for, or owe money or securities to, its customers.

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

To the Board of Directors
M.E.S.A. Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of M.E.S.A. Securities, Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

To the Board of Directors
M.E.S.A. Securities, Inc.

Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report its intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 27, 2009